Exhibit 99.2

IESI-BFC Ltd.

Condensed Consolidated Balance Sheets

March 31, 2011 (unaudited) and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	March 31, 2011	December 31, 2010
ASSETS

CURRENT
Cash and cash equivalents	$11,774	$13,406
Accounts receivable	197,849	207,098
Other receivables	493	472
Prepaid expenses	35,704	27,254
Restricted cash	434	434
Other assets	4,838	1,928
	251,092	250,592

OTHER RECEIVABLES	698	806

FUNDED LANDFILL POST-CLOSURE COSTS (Note 11)	9,220	8,949

INTANGIBLES (Note 7)	268,359	272,082

GOODWILL (Note 8)	1,094,897	1,081,868

LANDFILL DEVELOPMENT ASSETS	10,519	12,174

DEFERRED FINANCING COSTS	20,959	21,157

CAPITAL ASSETS	751,022	758,287

LANDFILL ASSETS	974,111	975,691

INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 14)	4,210	4,117

OTHER ASSETS	9,296	4,764
	$3,394,383	$3,390,487
LIABILITIES

CURRENT
Accounts payable	$81,222	$100,181
Accrued charges (Note 9)	123,804	136,629
Dividends payable	15,529	15,296
Income taxes payable	9,756	14,425
Deferred revenues	18,398	20,378
Current portion of long-term debt (Note 10)	1,500	1,500
Landfill closure and post-closure costs (Note 11)	6,653	8,229
Other liabilities	6,005	6,091
	262,867	302,729

LONG-TERM DEBT (Note 10)	1,285,994	1,258,159

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 11)	94,389	90,010

OTHER LIABILITIES	7,644	7,329

DEFERRED INCOME TAXES	94,509	85,665
	1,745,403	1,743,892

SHAREHOLDERS’ EQUITY (Note 12)
Common shares (authorized - unlimited, issued and outstanding - 120,660,739 (December 31, 2010 - 121,429,737))	1,863,368	1,878,286
Restricted shares (issued and outstanding - 67,150 (December 31, 2010 - 277,150))	(1,127)	(5,169)
Additional paid in capital	3,006	7,092
Deficit	(189,251)	(188,972)
Accumulated other comprehensive loss	(27,016)	(44,642)
Total shareholders’ equity	1,648,980	1,646,595
	$3,394,383	$3,390,487

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

For the three months ended March 31, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except net income per share amounts)

	2011	2010

REVENUES	$422,850	$264,042
EXPENSES
OPERATING	246,805	151,069
SELLING, GENERAL AND ADMINISTRATION	58,607	39,791
RESTRUCTURING	847	—
AMORTIZATION	62,819	39,517
NET GAIN ON SALE OF CAPITAL ASSETS	(1,423)	(62)
OPERATING INCOME	55,195	33,727
INTEREST ON LONG-TERM DEBT	16,518	7,937
NET FOREIGN EXCHANGE (GAIN) LOSS	(3)	30
NET GAIN ON FINANCIAL INSTRUMENTS	(1,926)	(542)
OTHER EXPENSES	186	24
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	40,420	26,278
INCOME TAX EXPENSE (Note 16)
Current	11,698	7,678
Deferred	5,620	1,865
	17,318	9,543
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	4	25
NET INCOME	23,098	16,710

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,974	5,347
Derivatives designated as cash flow hedges, net of income tax ($1,835) (2010 - ($116))	3,407	166
Settlement of derivatives designated as cash flow hedges, net of income tax ($132) (2010 - $51)	245	(95)
COMPREHENSIVE INCOME	$40,724	$22,128

NET INCOME - CONTROLLING INTEREST	$23,098	$14,734
NET INCOME - NON-CONTROLLING INTEREST	$—	$1,976
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$40,724	$19,512
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$2,616

Net income per weighted average share, basic	$0.19	$0.18
Net income per weighted average share, diluted	$0.19	$0.18
Weighted average number of shares outstanding (thousands), basic	121,697	82,344
Weighted average number of shares outstanding (thousands), diluted	121,697	93,431

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$23,098	$16,710
Items not affecting cash
Restricted share expense	174	413
Accretion of landfill closure and post-closure costs (Note 11)	1,269	880
Amortization of intangibles	12,164	7,057
Amortization of capital assets	32,449	19,067
Amortization of landfill assets	18,206	13,393
Interest on long-term debt (amortization of deferred financing costs)	1,353	709
Net gain on sale of capital assets	(1,423)	(62)
Net gain on financial instruments	(1,926)	(542)
Deferred income taxes	5,620	1,865
Net loss from equity accounted investee	4	25
Landfill closure and post-closure expenditures (Note 11)	(1,701)	(385)
Changes in non-cash working capital items	(34,633)	(15,090)
Cash generated from operating activities	54,654	44,040
INVESTING
Acquisitions (Note 6)	(12,380)	(52,447)
Proceeds from other receivables	115	139
Funded landfill post-closure costs	(98)	(10)
Purchase of capital assets	(15,902)	(13,902)
Purchase of landfill assets	(9,507)	(6,181)
Proceeds from the sale of capital assets	2,673	64
Investment in landfill development assets	(622)	(264)
Cash utilized in investing activities	(35,721)	(72,601)
FINANCING
Payment of deferred financing costs	(1,020)	(1)
Proceeds from long-term debt	103,483	80,768
Repayment of long-term debt	(84,816)	(38,891)
Common shares issued, net of issue costs	—	(6)
Proceeds from the exercise of stock options	292	—
Repurchase of common shares (Note 12)	(23,500)	—
Dividends paid to share and participating preferred shareholders	(15,429)	(11,220)
Cash (utilized in) generated from financing activities	(20,990)	30,650
Effect of foreign currency translation on cash and cash equivalents	425	342
NET CASH (OUTFLOW) INFLOW	(1,632)	2,431

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,774	$7,422

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$11,773	$7,422
Cash equivalents	1	—
	$11,774	$7,422

Cash paid during the period for:
Income taxes	$15,043	$3,840
Interest	$16,296	$8,401

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statement of Equity

For the three months ended March 31, 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Deficit	Accumulated other comprehensive loss (Note 12)	Total equity
Balance at December 31, 2010	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595
Net income					23,098		23,098
Dividends					(15,305)		(15,305)
Restricted share expense				174			174
Vesting of restricted shares		4,042		(4,042)			—
Common shares issued on exercise of stock options	510			(218)			292
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(3,188)				(3,188)
Deferred compensation obligation			3,188				3,188
Repurchase of common shares	(15,428)				(8,072)		(23,500)
Foreign currency translation adjustment						13,974	13,974
Derivatives designated as cash flow hedges, net of income tax						3,407	3,407
Settlement of derivatives designated as cash flow hedges, net of income tax						245	245
Balance at March 31, 2011	$1,863,368	$(1,127)	$—	$3,006	$(189,251)	$(27,016)	$1,648,980

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statement of Equity

For the three months ended March 31, 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Deficit	Accumulated other comprehensive loss (Note 12)	Non-controlling interest	Total equity
Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546
Net income					14,734		1,976	16,710
Dividends					(9,893)		(1,327)	(11,220)
Restricted share expense				413				413
Common shares issued on exchange of participating preferred shares (“PPSs”)	901						(901)	—
Common shares acquired by U.S. LTIP			(2,153)					(2,153)
Deferred compensation obligation			2,153					2,153
Foreign currency translation adjustment						4,715	632	5,347
Derivatives designated as cash flow hedges, net of income tax						147	19	166
Settlement of derivatives designated as cash flow hedges, net of income tax						(84)	(11)	(95)
Balance at March 31, 2010	$1,083,851	$(3,928)	$—	$2,531	$(210,057)	$(75,932)	$230,402	$1,026,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.              Organization

IESI-BFC Ltd. (the “Company”) was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).  Effective May 27, 2009, the Company amalgamated with BFI Canada Ltd. (“BFI Canada”) and continued operating as IESI-BFC Ltd.

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.              Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers and to reduce foreign currency fluctuations in the Company’s reported amounts resulting from a significant portion of its assets, liabilities and operations residing in the U.S., which are transacted in U.S. dollars.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated, in Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.              Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2010.  In the opinion of management, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements.

4.              Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and reflect the significant accounting policies disclosed in Note 3 to the December 31, 2010 audited consolidated financial statements.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5.              Changes in Accounting Policies

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description of the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance does not have a significant impact on the Company’s financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional disclosure guidance aimed at addressing the diversity in practice with regards to the interpretation of pro forma revenue and earnings disclosure requirements for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.   For the Company, this guidance is effective prospectively for business combinations occurring on or after January 1, 2011.  Early adoption is permitted.  This guidance does not have a significant impact on the Company’s financial statements.

6.              Acquisitions

For the three months ended March 31, 2011, the Company acquired all of the solid waste collection assets and certain outstanding shares, including various current assets, of one waste management company in the U.S. northeast, which constitutes a business.

For the three months ended March 31, 2010, the Company acquired all of the solid waste collection assets, including various current assets and liabilities, of one waste management company in Canada, which constitutes a business.

The Company considers these acquisitions to be “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection and or disposal assets in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces acquired and to expected synergies as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies.  Pro forma revenues and net income for these tuck-in acquisitions have not been disclosed as the acquired companies are immaterial both individually and in aggregate.  The allocations of certain purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from meeting various business performance targets is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded to the original purchase price allocation.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired, is as follows:

	March 31
	2011	2010

Consideration
Cash, including holdbacks (as applicable)	$14,358	$48,782

Net assets acquired
Accounts receivable	107	3,909
Intangibles (Note 7)	5,791	26,751
Goodwill (Note 8)	784	1,381
Capital assets	7,676	18,148
Accounts payable	—	(1,407)
Total net assets acquired	$14,358	$48,782

Consideration by segment (including holdbacks (as applicable))
Canada	$—	$48,782
U.S. northeast	14,358	—
Total consideration	$14,358	$48,782

Goodwill recorded by segment
Canada	$—	$1,381
U.S. northeast	784	—
Total goodwill	$784	$1,381

Goodwill amounting to $nil (2010 - $1,381) is expected to be deductible for tax purposes.

Investment in equity accounted investee

On January 4, 2010, the Company also acquired a fifty percent equity interest in each of two waste management companies in Canada.  The Company applied the equity method of accounting for its interest in these two companies and considers this acquisition to be a “tuck-in”.  Goodwill arising from this acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond that which each was capable of achieving had they operated separately.

Equity investment income or loss from this acquisition has been included in the Company’s condensed consolidated statement of operations and comprehensive income from its date of closing.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid by the Company for its fifty percent ownership interest in its equity investee and its preliminary allocation to the fair value of net assets acquired is as follows:

March 31
2010

Consideration
Cash	$3,357

Net assets acquired
Accounts receivable	253
Intangibles	1,936
Goodwill	1,169
Capital assets	1,542
Accounts payable	(276)
Long-term debt	(759)
Deferred income taxes	(508)
Total net assets acquired	$3,357

The net book value of the underlying net assets in our equity investee was $784 at the date of acquisition.

Goodwill amounting to $1,169 is not deductible for tax purposes.

For the three months ended March 31, 2011, aggregate cash consideration amounted to $12,358 (2010 - $52,270), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Transaction costs for acquisitions are included in selling, general and administration expenses for the three months ended March 31, 2011 and amount to $315 (2010 - $1,998)

Contingent consideration

Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $22 (2010 - $177).

The Company typically holds back the payment of certain amounts due to sellers subject to meeting various business performance conditions.  These conditions are generally short term in nature and the Company has assessed the fair value of its obligation for payment at the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts totaled $2,000 (2010 - $nil).

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.              Intangibles

	March 31, 2011
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions

Customer collection contracts	$214,644	$124,544	$90,100	$—	—
Customer lists	198,792	60,668	138,124	4,963	7.00
Non-competition agreements	18,137	10,478	7,659	578	5.00
Transfer station permits	28,751	4,470	24,281	250	20.00
Trade-names	10,770	2,575	8,195	—	—
	$471,094	$202,735	$268,359	$5,791

				March 31, 2010
	December 31, 2010				Weighted Average Amortization
	Cost	Accumulated Amortization	Net Book Value	Additions	Period of Additions

Customer collection contracts	$210,032	$117,903	$92,129	$13,729	4.50
Customer lists	193,821	54,375	139,446	1,145	2.00
Non-competition agreements	17,560	9,368	8,192	—	—
Transfer station permits	27,893	4,010	23,883	11,443	20.00
Trade-names	10,619	2,187	8,432	434	10.00
	$459,925	$187,843	$272,082	$26,751

Estimated remaining intangible amortization expense in each of the five succeeding years and thereafter is as follows:

2011	$34,280
2012	42,949
2013	39,214
2014	35,432
2015	27,684
Thereafter	88,800
$268,359

8.              Goodwill

The following table outlines the changes in goodwill.

	March 31
	2011	2010

Goodwill, beginning of year	$1,081,868	$630,470
Goodwill recognized on acquisitions completed, during the period	784	1,381
Goodwill recognized in respect of prior period acquisitions, during the period	3,237	3,448
Foreign currency exchange adjustment, during the period	9,008	2,086
Goodwill, end of period	$1,094,897	$637,385

Goodwill amounting to $nil (2010 - $3,271) in respect of contingent consideration was accrued for in the three months ending March 31, 2011.  Adjustments to prior period preliminary fair value allocations to net assets acquired resulted in a $3,215 (2010 - $nil) increase to goodwill.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has not recognized any impairment charge for its goodwill in the three months ended March 31, 2011 or in the year ended December 31, 2010.  In addition, the Company has not disposed of any goodwill in these periods except goodwill attributable to divested assets.

9.              Accrued Charges

Accrued charges are comprised of the following:

	March 31, 2011	December 31, 2010

Insurance	$26,115	$25,753
Payroll and related costs	22,464	39,353
Franchise and royalty fees	8,236	5,249
Interest	6,163	7,120
Provincial and state sales taxes	7,021	6,069
Acquisition and related costs	10,783	9,100
Environmental surcharges	5,520	7,660
Property taxes	1,493	642
Share based compensation	16,370	10,697
Other	19,639	24,986
Accrued charges	$123,804	$136,629

10.       Long-Term Debt

In December 2010, the Company exercised a portion of the accordion feature available on its Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI Corporation (“IESI”), a wholly owned subsidiary of the Company, which increased the size of the U.S. credit facility by $127,500 to $1,077,500 which became effective January 13, 2011.  The accordion feature on the U.S. facility declined by a similar amount.

On April 15, 2011, the Company received consent from the U.S facility lenders to deliver financial statements of the borrower on or before May 2, 2011, which represents an extension from the requirement to deliver financial statements of the borrow by March 31, 2011.  The Company is not in default of its U.S. long-term debt facility covenants.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs and also outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile closure and post-closure cost accruals from the beginning of the year to the end of the period.

March 31, 2011
Fair value of legally restricted assets	$9,220
Undiscounted closure and post-closure costs	$600,898
Credit adjusted risk free rates - Canadian segment landfills	5.4% - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	5.7% - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2011	$6,653
2012	10,061
2013	16,289
2014	9,939
2015	7,686
Thereafter	550,270
$600,898

	Three months ended March 31
	2011	2010

Landfill closure and post-closure costs, beginning of year	$98,239	$69,708
Provision for landfill closure and post-closure costs, during the period	2,663	1,912
Accretion of landfill closure and post-closure costs , during the period	1,269	880
Landfill closure and post-closure expenditures, during the period	(1,701)	(385)
Revisions to estimated cash flows, during the period	25	—
Foreign currency translation adjustment, during the period	547	343
	101,042	72,458
Less current portion of landfill closure and post-closure costs	6,653	6,174
Landfill closure and post-closure costs, end of period	$94,389	$66,284

12.  Equity

Repurchase of common shares

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase from the underwriters 1,000 common shares in the secondary offering, at the same public offering price of $23.50 per share or $23,500.  The common shares were cancelled and no longer remain outstanding.

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of tax.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
Three months ended March 31, 2011
Balance, beginning of year	$(47,474)	$2,832	$(44,642)
Change, during the period	13,974	3,652	17,626
Balance, end of period	$(33,500)	$6,484	$(27,016)

Three months ended March 31, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the period	4,715	63	4,778
Balance, end of period	$(76,824)	$892	$(75,932)

Net income per share

The following table reconciles net income and the weighted average number of shares outstanding at March 31, 2011 and 2010 for the purpose of computing basic and diluted net income per share.

	March 31
	2011	2010

Net income	$23,098	$16,710
Net income attributable to common shareholders	$23,098	$14,734

Weighted average number of shares, basic	121,697	82,344
Dilutive effect of PPS equivalents(6)	—	11,087
Weighted average number of shares, diluted	121,697	93,431

Net income per weighted average share, basic	$0.19	$0.18
Net income per weighted average share, diluted	$0.19	$0.18
Issued and outstanding share based options (thousands)	2,625	2,246

Note:

(6)   PPSs issued by IESI were exchangeable for common shares of the Company on a one for one hundred basis.  “PPS equivalents” refers to the number of shares that were issuable by the Company upon each PPS exchange.

Share based options are anti-dilutive to the calculation of net income per share and have been excluded from the calculation.

Non-controlling interest

Pursuant to certain mandatory PPS exchange provisions, all remaining outstanding PPS equivalents were exchanged for common shares of the Company on December 31, 2010.  For the three months ended March 31, 2010, 47 PPS equivalents were exchanged for shares of the Company.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Share Based Compensation

Compensation expenses resulting from fair value changes in share based options are recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income.  For the three months ended March 31, 2011 share based compensation expense amounted to $5,344 (2010 — $761).  In addition, as of March 31, 2011, unrecognized compensation cost for share based compensation totaled $459 (December 31, 2010 - $1,084).  At March 31, 2011, $16,370 (December 31, 2010 - $10,697) is accrued.

Restricted share expense, recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income, for the three months ended March 31, 2011 amounted to $174 (2010 - $413).

14.  Related Party Transactions

Related party agreements

The Company leases office space which is owned by the son of one of its directors.  The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years.  The cost of the lease approximates C$300 annually.  The Company has sublet this lease for a portion of the annual lease cost.

The father-in-law of the Company’s former Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

Equity accounted investee

The Company’s investment in its equity investee is with a related party.  The Company has a fifty percent ownership interest in its equity investee.  The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for both trusts.  The Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company.  In addition, the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and are resident with its shareholders.  These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transactions.  The Company incurred $60 (2010 - $21) of charges for the three months ended March 31, 2011 from its equity investee which are recorded to operating expenses.  A total of $20 (December 31, 2010 - $22) is included in accounts payable at March 31, 2011 for amounts owing to the Company’s equity investee.

On December 6, 2010, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to Toronto-Dominion Bank prime plus 2.0% per annum calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other related party transactions

A company owned by an officer of a subsidiary of BFI Canada Inc. (“BFI”) provides transportation services to the Company.  Total charges of $521 (2010 - $453) were incurred for the three months ended March 31, 2011 which are recorded to operating expenses.

All related party transactions are recorded at the exchange amounts.

15.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or liabilities on the Company’s condensed consolidated balance sheet.

	March 31, 2011	December 31, 2010
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Long-term - commodity swaps	$1,612	$548

Derivatives designated in a hedging relationship
Current - commodity swaps	$4,838	$1,928
Long-term - commodity swaps	$3,445	$1,325
Long-term - interest rate swaps	$4,239	$2,891

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$6,005	$6,091
Long-term - interest rate swaps	$956	$1,391
Current - foreign currency exchange agreements	$376	$—

The following table outlines the hierarchical measurement categories for the fair value of various financial assets and liabilities at March 31, 2011:

	March 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$11,774	$—	$—	$11,774
Funded landfill post-closure costs	$9,220	$—	$—	$9,220
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$8,283	$8,283
Other assets - commodity swaps	$—	$—	$1,612	$1,612
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$4,239	$—	$4,239
Other liabilites - foreign currency exchange agreements	$—	$(376)	$—	$(376)
Other liabilities - interest rate swaps	$—	$(6,961)	$—	$(6,961)
	$20,994	$(3,098)	$9,895	$27,791

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2010
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$13,406	$—	$—	$13,406
Funded landfill post-closure costs	$8,949	$—	$—	$8,949
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$3,253	$3,253
Other assets - commodity swaps	$—	$—	$548	$548
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$2,891	$—	$2,891
Other liabilities - interest rate swaps	$—	$(7,482)	$—	$(7,482)
	$22,355	$(4,591)	$3,801	$21,565

The following table outlines the change in fair value for Level 3 fair value measurements for the periods ended March 31, 2011 and 2010:

	Three months ended March 31
Significant unobservable inputs (Level 3)	2011	2010

Balance, beginning of year	$3,801	$2,344
Realized gains (losses) included in the statement of operations, during the period	222	(26)
Unrealized gains (losses) included in the statement of operations, during the period	1,037	(268)
Unrealized gains included in accumulated other comprehensive loss, during the period	5,029	136
Settlements	(222)	26
Foreign currency translation adjustment	28	13
Balance, end of period	$9,895	$2,225

Fair value

Funded landfill post-closure costs are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company entered into the agreement with.  The Company verifies the reasonableness of the quotes comparing them to the period ending foreign currency exchange rate plus a forward premium at the date the original agreements were entered into.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect, for the three months ended March 31, 2011 and 2010.

	Three months ended March 31
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$593	$—
Other comprehensive income, commodity swaps	2,814	166
Total other comprehensive income, net of income tax	$3,407	$166

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $4,838 (December 31, 2010 - $1,928).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.  The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $1,904 (December 31, 2010 - $1,145). However, the actual amount reclassified to net income is dependent on future movements in interest rates.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility, some of which has been designated for hedge accounting.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  Finally, the Company has entered into foreign currency exchange agreements to mitigate against foreign currency fluctuations on dividends paid by BFI which is partially owned by WSI LLC, a U.S. holding company.

The Company’s corporate treasury function is charged with arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and where applicable changes to the risks related to each agreement.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets on the Company’s condensed consolidated balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month - expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Canadian fuel hedges

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$160,000	1.07%	0.25%	November 2010	July 2014
March 2011	$60,000	1.61%	0.24%	April 2011	July 2014

The Company has entered into the following foreign currency exchange agreements:

Foreign exchange currency agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

January 2011	$4,240	$0.9905	April 15, 2011
January 2011	$4,228	$0.9933	July 15, 2011
January 2011	$4,215	$0.9965	October 14, 2011
January 2011	$4,200	$0.9999	January 13, 2012

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s derivatives are as follows:

	March 31, 2011
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$11,355	$5,641	$5,714	$—	$—
Commodity swaps	$174	$68	$106	$—	$—
Foreign currency exchange agreements	$16,883	$16,883	$—	$—	$—

Amounts recorded to net gain on financial instruments for the three months ended March 31, 2011 total ($1,926) (2010 — ($542)), in aggregate.  The net gain on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs $20 (2010 — $20), interest rate swaps ($1,279) (2010 — ($830)), fuel hedges ($1,037) (2010 — $268) and foreign currency exchange agreements $370 (2010 - $nil).

16.       Income Taxes

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended March 31
	2011	2010
Income before income taxes and net loss from equity accounted investee
Canada	$21,776	$14,961
U.S.	18,644	11,317
	$40,420	$26,278

Current income tax expense
Canada	$10,835	$6,739
U.S.	863	939
	11,698	7,678
Deferred income tax (recovery) expense
Canada	$(3,077)	(2,566)
U.S.	8,697	4,431
	5,620	1,865
Total income tax expense	$17,318	$9,543

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at March 31, 2011 and 2010.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2010 in Canada and from 1997 to 2010 in the U.S.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

17.       Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and amount of transactions between them.

Effective September 30, 2010, the Company elected to exclude Corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support function costs.  Corporate also includes transaction and related costs and fair value changes for stock options.  Prior year amounts have been changed to conform to the current year’s presentation.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

	March 31
	2011	2010
Revenues
Canada	$171,920	$100,095
U.S. south	168,175	87,800
U.S. northeast	82,755	76,147
Corporate	—	—
	$422,850	$264,042

Revenues less operating and selling, general and administration expenses
Canada	$63,707	$40,382
U.S. south	51,110	24,894
U.S. northeast	20,714	20,686
Corporate	(18,093)	(12,780)
	$117,438	$73,182

Amortization
Canada	$23,805	$14,397
U.S. south	23,480	11,607
U.S. northeast	14,763	13,175
Corporate	771	338
	$62,819	$39,517

Restructuring expenses	$847	$—
Net gain on sale of capital assets	$(1,423)	$(62)

Operating income	$55,195	$33,727

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	March 31, 2011
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$387,773	$301,048	$406,076	$—	$1,094,897
Capital assets	$308,658	$326,031	$105,793	$10,540	$751,022
Landfill assets	$241,844	$338,004	$394,263	$—	$974,111
Total Assets	$1,199,592	$1,188,618	$948,559	$57,614	$3,394,383

	December 31, 2010
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$378,884	$297,078	$405,906	$—	$1,081,868
Capital assets	$306,744	$339,629	$102,040	$9,874	$758,287
Landfill assets	$236,855	$396,450	$342,386	$—	$975,691
Total Assets	$1,195,747	$1,208,450	$954,029	$32,261	$3,390,487

18.       Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.

The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2011 and 2021.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of March 31, 2011, the Company has not been required to compensate any homeowner under the PVPP.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued in the condensed consolidated balance sheet with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.

19.       Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.